# Form NRSRO – Annual Certification

# Exhibit 4: Organizational Structure

## July 2020

# Exhibit 4A - Organization of DBRS, Inc., Holding Companies and Material Affiliates



Morningstar, Inc. (US)
Morningstar Ratings Holding Corp. (US)
DBRS, Inc. (US) *
Morningstar Credit Ratings, LLC (US) *
Ratings Acquisition Corp. (Cayman)
AAA UK Holding Co. Limited (UK)
AAA UK Acquisition Co. Limited (UK)
DBRS Limited (Canada)
DBRS Ratings Limited (UK)
DBRS Ratings GmbH (Germany)
DBRS Ratings GmbH, Sucursal en España (MadridBranch Office)


*On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). At that time, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). DBRS and MCR are in the process of integrating their credit rating services under the brand name DBRS Morningstar.

On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on that date, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS, in which capacity MCR operates today. Credit ratings determined by MCR on financial institutions (e.g., banks), corporate issuers and asset-backed securities on, before or after December 30, 2019 (and not previously withdrawn) are now deemed issued by DBRS in accordance with DBRS's Form NRSRO and, thereby, retain their status as NRSRO ratings.

For information on the integration of DBRS and MCR credit rating procedures and methodologies, please see Exhibit 2 to DBRS's Form NRSRO, which can be found at https://www.dbrsmorningstar.com/regulatory/.

# Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Senior Management)


President, Credit Ratings
Head of Credit Operations
Head of Business Development *
Head of Credit Business Strategy Canada
Group Managing Director Global Corporates
Chief Credit Officer Credit Standards
Executive of Finance
Head of Credit Business Strategy United States
Group Managing Director Structured Finance
Group Managing Director Financial Institutions & Sovereign

* In addition to reporting to the President of DBRS, Inc., this role has a reporting line to Morningstar, Inc.

# Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Audit, Talent & Culture, Business Development)



**Director of Internal Audit and Chief Audit Executive Morningstar, Inc.**

**Head of Talent & Culture Morningstar, Inc.**

**Chief Revenue Officer Morningstar, Inc.**

**Global Head of Audit & Risk**

**Global Head of Talent & Culture, Business Partners**

**Head of Business Development ***

**\* In addition to having a reporting line to Morningstar, Inc., this role has a reporting line to the President of DBRS, Inc.**

# Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Groups)


President, Credit Ratings
Group Managing Director Global Corporates
Infrastructure, Power & Utilities
Real Estate & Public Finance
Diversified Industries & Sport Finance
Consumer, Communications, Retail & Media
U.S. Middle Market
Natural Resources
Group Managing Director Global Financial Institutions & Sovereign
Global Banking
Non-Banking Financial Institutions
Insurance
Sovereign
Group Managing Director Global Structured Finance
U.S. Structured Credit
U.S. Asset-Backed Securities
U.S. Residential Mortgage Backed Securities
U.S. ABS & RMBS Surveillance
N.A. Commercial Mortgage Backed Securities
European Structured Finance
Canadian Structured Finance
U.S. Operational Risk

# Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Legal & Compliance)





General Counsel
Morningstar, Inc.
General Counsel
Canada
General Counsel
Europe
Global Regulatory Counsel
Canada
Global Chief Compliance Officer
Morningstar, Inc.
Chief Compliance Officer
Designated Compliance Officer
New York
Regional Compliance Officer
Madrid
Regional Compliance Officer
Toronto
Global Internal Controls
New York
Policies & Procedures
New York

# Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of March 1, 2020. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

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| Subsidiary | Jurisdiction of Formation | Subsidiary | Jurisdiction of Formation |
|---|---|---|---|
| Corporate Fundamentals, Inc. | Delaware | Morningstar India Private Limited (13) | India |
| DBRS, Inc. (1) | Delaware | Morningstar Investment Adviser India Private Limited (2) | India |
| Morningstar Global LLC | Delaware | Morningstar Italy, S.R.L. (7) | Italy |
| Morningstar Investment Management LLC | Delaware | Ibbotson Associates Japan K.K. (2) | Japan |
| Morningstar Investment Services LLC (2) | Delaware | Morningstar Korea, Ltd. | Korea |
| Morningstar Ratings Holding Corp. | Delaware | Morningstar Luxembourg SARL (7) | Luxembourg |
| Morningstar Research Services LLC | Delaware | Investigaciones MS Mexico, S. de R.L. de C.V. (7) | Mexico |
| Pitchbook Data, Inc. | Delaware | Servicios MStar Global, S. de R.L. de C.V. (7) | Mexico |
| Morningstar Commodity Data, Inc. | Illinois | Morningstar Europe, B.V. (14) | The Netherlands |
| Morningstar Credit Ratings, LLC | Pennsylvania | Morningstar Holland, B.V. (15) | The Netherlands |
| ADL (Aust) Pty Limited (3) | Australia | MStar Holdings C.V. | The Netherlands |
| Cuffelinks Pty Ltd (3) | Australia | Morningstar Research Limited (5) | New Zealand |
| Ibbotson Pty Limited (3) | Australia | Morningstar Norge AS (7) | Norway |
| Morningstar Investment Management Australia Limited (4) | Australia | Morningstar Investment Adviser Singapore Pte Limited (10) | Singapore |
| Morningstar Australasia Pty Limited (5) | Australia | Morningstar Research Pte Limited (10) | Singapore |
| Morningstar Direct Investments (6) | Australia | Morningstar Research (Proprietary) Limited (7) | South Africa |
| Morningstar Group Australia Pty Limited (7) | Australia | Morningstar Investment Management South Africa (Pty) Limited (2) | South Africa |
| Morningstar Brazil Financial Information Ltda. (7) | Brazil | | |
| DBRS Limited (8) | Canada | Morningstar Europe Services, S.L. (7) | Spain |
| Morningstar Associates, Inc. (9) | Canada | Morningstar Network, S.L. (7) | Spain |
| Morningstar Canada Group, Inc. (7) | Canada | Morningstar HoldCo AB (7) | Sweden |
| Morningstar Research, Inc. (9) | Canada | Morningstar Sweden AB (16) | Sweden |
| Ratings Acquisition Corporation (1) | Cayman Islands | Morningstar Switzerland GmbH (7) | Switzerland |
| Servicios Morningstar Chile Ltd. (7) | Chile | Morningstar Research Thailand Limited | Thailand |
| Morningstar (Shenzhen) Ltd. (10) | China | Morningstar (Dubai) Ltd. (7) | United Arab Emirates |
| Morningstar Danmark A/S (11) | Denmark | AAA UK Acquisition Co. Limited (17) | United Kingdom |
| Morningstar Danmark Holding Aps (7) | Denmark | AAA UK Holding Co. Limited (18) | United Kingdom |
| Morningstar France Holding SAS (7) | France | DBRS Ratings Limited (8) | United Kingdom |
| Morningstar France Fund Information SARL (12) | France | Morningstar Europe, Ltd. (7) | United Kingdom |
| Morningstar Investment Consulting France SAS (12) | France | Morningstar Finance Limited (18) | United Kingdom |
| DBRS Ratings GmbH (8) | Germany | Morningstar Investment Management Europe Limited (2) | United Kingdom |
| Morningstar Deutschland GmbH (7) | Germany | Morningstar Real-Time Data Limited (19) | United Kingdom |
| Morningstar Asia, Ltd. (7) | Hong Kong | Morningstar U.K., Ltd. (7) | United Kingdom |
| Morningstar Investment Management Asia Limited (2) | Hong Kong | Pitchbook Data Limited (20) | United Kingdom |

# Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of March 1, 2020. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

(1) Morningstar Ratings Holding Corp. owns 100%

(2) Morningstar Investment Management LLC owns 100%

(3) Morningstar Australasia Pty Limited owns 100%

(4) Ibbotson Pty Limited owns 100%

(5) Morningstar Direct Investments owns 100%

(6) Morningstar Group Australia owns 100%

(7) Morningstar Holland B.V. owns 100%

(8) AAA UK Acquisition Co. Limited owns 100%

(9) Morningstar Canada Group, Inc. owns 100%

(10) Morningstar Asia, Ltd. owns 100%

(11) Morningstar Danmark Holdings Aps owns 100%

(12) Morningstar France Holding SAS owns 100%

(13) Corporate Fundamentals, Inc. owns 100%

(14) MStar Holdings C.V. owns 100%

(15) Morningstar Europe, B.V. owns 100%

(16) Morningstar HoldCo AB owns 100%

(17) AAA UK Holding Co. Limited owns 100%

(18) Ratings Acquisition Corp. owns 100%

(19) Morningstar U.K., Ltd. owns 100%

(20) Pitchbook Data, Inc. owns 100%